NO ACT

PO
3-31-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted]ON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09011578

Received SEC
APR 03 2009
Washington, DC 20549

April 3, 2009

Act: 1934
Section:
Rule: 14a-8
Public Availability: 4-3-09

Carol Anne Huff
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601

Re: Midas, Inc.
Incoming letter dated March 31, 2009

Dear Ms. Huff:

This is in response to your letter dated March 31, 2009 concerning the submission to Midas by Silverstone Capital LLP. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Saul Rubin
Partner
Silverstone Capital LLP
33 Catherine Place, 1st Floor
London SWE1E 6DY
United Kingdom

April 3, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Midas, Inc.
Incoming letter dated March 31, 2009

The submission relates to a poison pill.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Midas may exclude the proposal under rule 14a-8(e)(2) because Midas received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Midas omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Midas did not file its statement of objections to including the submission in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Midas' request that the 80-day requirement be waived.

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive
Chicago, Illinois 60601

Carol Anne Huff
To Call Writer Directly:
(312) 861-2163
chuff@kirkland.com

(312) 861-2000

www.kirkland.com

Facsimile:
(312) 861-2200

March 31, 2009

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Midas, Inc.: Shareholder Proposal of Silverstone Capital LLP

Ladies and Gentlemen:

We are counsel to Midas, Inc. (the "Company"). The Company has received a letter (the "Proposal") from Silverstone Capital LLP ("Silverstone"). While it is not clear whether the letter was intended to be a proposal submitted pursuant to Rule 14a-8, the Company has nevertheless decided to submit a no action letter request to the extent the Proposal involves Rule 14a-8. Silverstone has requested that a proposal be included in the Company's proxy material (the "2009 Proxy Material") that will be mailed to the Company's shareholders in connection with the 2009 annual meeting of shareholders, which is scheduled for May 12, 2009. Pursuant to Rule 14a-8(j), a copy of this letter is being sent on this date to Silverstone.

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance of Rule 14a-8(e), the Company excludes the Proposal from its 2009 Proxy Material. In view of Silverstone's failure to satisfy the procedural requirements of Rule 14a-8(e), we do not fully address herein other possible deficiencies.

The Company expects to file its definitive 2009 Proxy Material with the Commission on or about April 6, 2009. Please note that this letter is submitted to the Staff less than 80 days before the Company intends to file its definitive 2009 Proxy Material, due to the fact that the Proposal was not received in a timely manner, as discussed further below.

Background

On March 20, 2009, the Company received a letter dated March 20, 2009 (see Exhibit A attached). Silverstone requested that a proposal be included in the 2009 Proxy Material. The

Company has responded to Silverstone by letter dated March 31, 2009, confirming prior discussions between representatives of Silverstone and Midas' management that the Proposal would not be included in the Company's 2009 Proxy Material, since the Proposal was not received by the deadline for submitting shareholder proposals (see Exhibit B attached).

Grounds for Exclusion

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Material because Silverstone has failed to satisfy the deadline for submitting his Proposal.

Under Rule 14a-8(e), a proposal generally must be received at the Company's principal executive offices not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. If the Company did not hold an annual meeting the previous year or if the date of this year's annual meeting has changed by more than 30 days from the date of the previous year's meeting, then the deadline is a "reasonable time" before the Company begins to print and send its proxy material.

The Company's 2008 annual meeting of stockholders was held on May 6, 2008. The Company mailed its definitive 2008 proxy material on or about April 3, 2008. In the 2008 proxy material, the Company disclosed that, in order to be eligible for inclusion in the Company's 2009 Proxy Material, any shareholder proposal to take action at the 2009 annual meeting of shareholders must be received by the Company no later than December 4, 2008. The Company did not receive the Proposal until March 20, 2009, more than three months past the deadline as calculated pursuant to Rule 14a-8(e). We note that the Company's 2009 annual meeting of shareholders is scheduled for May 12, 2009, which is within 30 days of the date of the previous year's meeting.

For the foregoing reasons, the Company believes that the Proposal may be omitted from the 2009 Proxy Material as Silverstone has failed to meet the requirements of Rule 14a-8(e).

Waiver of the 80-Day Requirement in Rule 14a-8(j)(1)

The Company further respectfully requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. The Company did not receive the Proposal until March 20, 2009, substantially after the 80-day deadline. The Staff has consistently found "good cause" to waive the 80-day requirement where the untimely submission of the proposal prevented the Company from satisfying this requirement.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Material pursuant to Rule 14a-8(e) and that the Staff waive the 80-day requirement provided in Rule 14a-8(j)(1).

If you have any questions or require additional information regarding this request, please do not hesitate to contact the undersigned at (312) 861-2163.

Sincerely,

Carol Anne Huff

Carol Anne Huff

cc: Alvin K. Marr, General Counsel

Exhibit A

Exhibit 1

Silverstone Capital LLP

March 20, 2009

Alan Feldman
Chairman, President and Chief Executive Officer
Midas, Inc.
1300 Arlington Heights Road
Itasca, IL 60143

Robert Schoeberl
Lead Director
Midas, Inc.
1300 Arlington Heights Road
Itasca, IL 60143

Dear Mr. Feldman and Mr. Schoeberl,

We are writing to request that you remove the poison pill. Failing that, we would request inclusion of a resolution to revoke the poison pill in the '09 proxy material so that shareholders can vote on the matter.

We recognize that it is the Board's legal prerogative to put a poison pill in place, but it does not serve the best interests of the shareholders they represent and is, in our view as an investor, contrary to good corporate governance practices. We believe that any impediment to price discovery, such as a poison pill, is detrimental to the valuation of Midas.

Although a depressed stock price might seem to create a risk of a low-ball offer succeeding, we think this fear is misplaced because we do not believe that shareholders would approve an offer that was below what they believe to be fair value. Indeed, Silverstone Capital has in the past vocally objected to what it considered a low ball offer and is prepared to do so again if necessary.

Of course determining fair value is a difficult exercise at any time and is currently compounded by today's economic uncertainty. In our view, the best way to value the stock is by the consensus of present and future shareholders. We believe the poison pill impedes this important avenue for price discovery and that any offer to acquire the company ought to be brought to the shareholders to allow the shareholders as a group to determine the appropriate valuation.

To be clear, we are not interested in a fire sale of the company, nor is this request a criticism of management. We merely would like to see shareholders rights restored.

Yours sincerely,

Silverstone Capital LLP

/s/ Saul Rubin
Saul Rubin
Partner

Exhibit B

March 31, 2009

Via Facsimile – (0) 20 7976 6100
Silverstone Capital LLP
33 Catherine Place, 1st Floor
London SWE1W6DY
United Kingdom

Dear Mr. Rubin:

Enclosed please find a copy of the correspondence that Midas, Inc. is required to file with the United States Securities and Exchange Commission ("SEC"). Rule 14a-8 under the Securities Exchange Act of 1934 requires a company to inform the SEC if it intends to exclude a shareholder proposal from its proxy statement and to provide a copy of its correspondence to the shareholder. As Alan and Bob had discussed with Tom Fogarty, Midas will not be including Silverstone's proposal in its 2009 proxy materials because your proposal was received after the deadline provided in Rule 14a-8.

We appreciated the opportunity to discuss your proposal with Tom last week and look forward to a continuing dialogue with your firm in the future.

Sincerely,

Alvin K. Marr
Senior Vice President, General Counsel
and Secretary

c: Alan Feldman
William Guzik
Robert Troyer